Nomad Royalty Company Ltd.
Management's Discussion and Analysis
For the three months ended March 31, 2021

This management's discussion and analysis (“MD&A”) for Nomad Royalty Company Ltd. (“Nomad” or the “Company”) and its subsidiaries should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2021 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements including IAS 34 — Interim Financial Reporting (the “Financial Statements”). Readers are encouraged to consult the Company’s audited consolidated financial statements for the years ended December 31, 2020 and 2019 and the Company's Annual Information Form dated March 30, 2021, copies of which are available under the Company's profile on SEDAR at www.sedar.com. The information contained in this MD&A is as of May 10, 2021 and all monetary amounts are expressed in U.S. dollars, Nomad’s reporting currency, unless otherwise noted.

Q1 2021     Management’s Discussion & Analysis

Q1 2021     Management’s Discussion & Analysis
Highlights — Q1 2021
•Gold ounces earned of 5,029 for the three months ended March 31, 2021 (2,450 for the three months ended March 31, 2020).
•Silver ounces earned of 37,338 for the three months ended March 31, 2021 (43,963 for the three months ended March 31, 2020).
•Gold equivalent ounces sold(1) of 5,575 for the three months ended March 31, 2021 (3,817 for the three months ended March 31, 2020). Including cash received at closing of the reverse take-over transaction completed on May 27, 2020 ("RTO Transaction"), the gold equivalent ounces sold(1) attributable to Nomad amounted to 5,494 for the three months ended March 31, 2020.
•Revenues of $9.7 million for the three months ended March 31, 2021 ($6.4 million for the three months ended March 31, 2020).
•Net loss of $0.3 million for the three months ended March 31, 2021 (net income of $1.1 million for the three months ended March 31, 2020).
•Adjusted net income(1) of $1.9 million for the three months ended March 31, 2021 ($4.1 million for the three months ended March 31, 2020).
•Gross profit of $2.9 million for the three months ended March 31, 2021 ($0.7 million for the three months ended March 31, 2020).
•Cash operating margin(1) of $7.9 million for the three months ended March 31, 2021 representing 82% of revenue and cash operating margin(1) per ounce of gold sold of $1,398 ($5.9 million for the three months ended March 31, 2020 representing 93% of revenue and cash operating margin(1) per ounce of gold sold of $1,617). Including cash received at closing of the RTO Transaction, the cash operating margin(1) attributable to Nomad amounts to $7.9 million for the three months ended March 31, 2020.
•Completed the acquisition of a 0.21% Net Smelter Return ("NSR") royalty on the Blackwater Gold Project located in central British Columbia, Canada for a total cash consideration of $1.8 million (CAD $2.2 million) and the issuance of 1,583,710 common shares of the Company, of which a $0.9 million cash consideration (CAD $1.1 million) was paid and 791,856 common shares were issued in January 2021.
•Declared a quarterly dividend of CAD $0.005 per common share paid on April 15, 2021 to shareholders of record as of the close of business on March 31, 2021.

[1] Adjusted net income, Cash operating margin, Cash operating margin per ounce and Gold equivalent ounces are non-IFRS measures. Please refer to section Non-IFRS and Other Measures of this MD&A.

Q1 2021     Management’s Discussion & Analysis
Subsequent to Quarter-end Highlights
•On April 7, 2021, the Company amended its Mercedes and South Arturo Silver Stream in connection with the closing of the acquisition of Premier Gold Mines Limited (“Premier Gold”) by Equinox Gold Corp. (“Equinox”) and the creation of a new company called i-80 Gold Corp. (“i-80 Gold”). The Company entered into a second amended and restated purchase and sale agreement (gold and silver) with certain subsidiaries of Equinox in respect of the Mercedes Mine in Mexico and a new purchase and sale agreement (silver) with i-80 Gold in respect of the South Arturo Mine. Concurrently with the completion of the amendments, the Gold Prepay Agreement with Premier Gold was terminated.
•On April 29, 2021, the Company commenced a normal course issuer bid program to purchase, for cancellation, up to 15,550,053 common shares in the capital of the Company in the twelve-month period ending April 28, 2022.
•On May 10, 2021, the Board of Directors of the Company declared a quarterly dividend of CAD $0.005 per common share payable on July 15, 2021 to shareholders of record as of the close of business on June 30, 2021.

Description of the Business

Nomad is a gold and silver stream and royalty company that purchases rights to a certain percentage of the gold or silver produced from a mine, generally for the life of the mine. Nomad owns a portfolio of 14 royalty and stream assets, of which 7 are on currently producing mines and one which is on a project ramping-up its operations. Nomad plans to grow its low-cost production profile through the acquisition of additional producing and near-term producing gold and silver streams and royalties and intends to focus on a high degree of diversification both in terms of the number of assets and jurisdictions.
The Company was continued as a federal corporation pursuant to the Canada Business Corporations Act in December 2019. In conjunction with a reverse take-over, the Company changed its name from Guerrero Ventures Inc. (“Guerrero”) to Nomad Royalty Company Ltd. Nomad’s common shares commenced trading on the Toronto Stock Exchange (“TSX”) on May 29, 2020 under the symbol “NSR”. Nomad's common shares are also quoted for trading on the OTCQX market and the Frankfurt Stock Exchange under the symbols “NSRXF” and “IRLB”, respectively.
COVID-19
In December 2019, a novel strain of coronavirus known as COVID-19 surfaced. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The spread of COVID-19 around the world in 2020 has caused significant volatility in Canada, U.S. and international markets. The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain. Further, the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company cannot be predicted with certainty.
The operating mines on which the Company holds royalty, stream and other interests were impacted to a different extent for each mine:

Q1 2021     Management’s Discussion & Analysis
•Premier Gold Mines Limited (“Premier Gold”)1: Mining activities at South Arturo Mine (Nevada, U.S.A.) continued with no significant interruption. The Mercedes Mine (Mexico) was placed on care and maintenance following a decree from the Mexican Federal Government which took effect on March 30, 2020 and which listed gold mining as a non-essential service. The Mercedes Mine restarted its operations, following a decree from the Mexican Health Ministry on May 13, 2020 that amended the March 30, 2020 decree to include, effective June 1, 2020, mining as an essential service. Operations at the Mercedes Mine restarted in July 2020 following a two-month suspension.
•Allied Gold Corp.: Operations at the Bonikro Mine (Côte d'Ivoire) have not been interrupted to date.
•Blyvoor Gold Capital (Pty.) Ltd.: The development of the Blyvoor Gold Mine (South Africa) was temporarily impacted due to the COVID-19 pandemic. Ramp-up is now continuing.
•Equinox Gold Corp.: RDM Gold Mine (Brazil) restarted full operations in April 2020 after a previously announced short-term suspension of mining activities in compliance with a municipal restriction.
•Heron Resources Limited (“Heron Resources”): The Woodlawn Mine’s (Australia) operations were suspended and the project was put on care and maintenance in March 2020, in response to a number of factors, including the COVID-19 pandemic, its impact on global demand for commodities, the price of zinc and the extraordinary travel restrictions imposed by the Australian federal and state governments. The Woodlawn Mine currently remains on care and maintenance and Heron Resources has initiated a strategic process.

1 Please refer to sections “Mercedes Gold and Silver Stream – Equinox Gold Corp.” and “South Arturo Silver Stream – i-80 Gold Corp.” of this MD&A for description of the acquisition of Premier Gold by Equinox On April 7, 2021.

Q1 2021     Management’s Discussion & Analysis
Assets

GLOBALLY DIVERSIFIED PORTFOLIO
STRONG & DIVERSE OPERATORS

TROILUS

TROILUS GOLD
1% NSR

ARTEMIS GOLD INC

BLACKWATER
0.21% NSR

NEVADA GOLDMINES

ROBERTSON
1-2.25% SLIDING NSR GOLD

NEVADA GOLDMINES

SOUTH ARTURO (PRODUCING)
SILVER STREAM

NORTHERN VERTEX MINING CORP

MOSS (PRODUCING)
0.5-3% NSR GOLD

EQUINOXGOLD

MERCEDES (PRODUCING)
GOLD AND SILVER STREAM

Mineros por el bienestar de todos

GUALCAMAYO (PRODUCING)
2% NSR ROYALTY OXIDES
1.5% NSR ROYALTY DCP

lundin mining

SURUCA
2% NSR ROYALTY OXIDES
2% NSR ROYALTY SULPHIDES

GUALCAMAYO DCP PAYMENT — Mineros por el bienestar de todos

EQUINOXGOLD

RDM (PRODUCING)
1% NSR GOLD

allied GOLD CORP

BONIKRO (PRODUCING)
GOLD STREAM

BLYVOOR GOLD

BLYVOOR
GOLD STREAM

Heron Resources

WOODLAWN
SILVER STREAM

Q1 2021     Management’s Discussion & Analysis
Blyvoor Gold Stream – Blyvoor Gold (Pty.) Ltd.
The Blyvoor Gold Stream is a gold stream interest on the Blyvoor Gold Mine located 75 kilometres southwest of Johannesburg in the Gauteng Province of South Africa. The Blyvoor Gold Mine is owned and operated by Blyvoor Gold (Pty.) Ltd. (“Blyvoor Gold”), and is currently ramping-up its operations.
The following is a summary of the material terms of the Blyvoor Gold Stream:
•for the first 300,000 ounces of gold delivered under the stream, a 10% gold stream on the first 160,000 ounces of gold produced within a calendar year, then 5% stream on any additional gold produced within the calendar year;
•following delivery of the first 300,000 ounces of gold, but until the production of the first 10.32 million ounces of gold, a 0.5% stream on the first 100,000 ounces of gold produced in each calendar year; and
•the gold production at the Blyvoor Gold Mine is subject to an ongoing payment of $572 per ounce.
The Blyvoor Gold Stream is secured by first ranking security over all of the present and after acquired property of Blyvoor Gold and the guarantors party to the Blyvoor Gold Stream agreement, against the property and assets of Blyvoor Gold.
Blyvoor Gold informed the Company that in response to COVID-19, strict health and safety measures were implemented. Following the visit of the Department of Minerals Resources and Energy relating to the inspection of the #5 sub-vertical shaft in September 2020, Blyvoor Gold received its final license which will allow them to access the deeper mining levels. Blyvoor Gold is now fully permitted.
Following the first gold shipment at the Blyvoor Gold Mine, mining activities were temporarily suspended as the result of an unlawful blockade. Since April 12, 2021, Blyvoor Gold Mine has re-commenced operations and production ramp up activities are ongoing again. With the majority of the workforce back to site, blasting, mining, hoisting and crushing activities have now resumed. The Blyvoor Gold Mine will be fully operational and additional deliveries will be expected at regular intervals as the mine ramps up to full production capacity by year end 2021. Safety remains a top priority for all stakeholders and as such the Blyvoor Gold Mine has implemented robust safety standards and strict working procedures. A technical report in connection with the Blyvoor Gold Mine mineral resource is expected to be completed in the second quarter of 2021.

Q1 2021     Management’s Discussion & Analysis
Bonikro Gold Stream – Allied Gold Corp.
The Bonikro Gold Stream is a gold stream on the Bonikro Gold Mine located in Côte d’Ivoire, approximately 250 kilometres north-west of the commercial capital Abidjan. The Bonikro Gold Mine is operated by Allied Gold Corp. (“Allied Gold”). The Bonikro Mine consists of two primary areas namely Bonikro (37 km2 mining license) and Hiré (195 km2 mining license). A third area, Dougbafla is in the process of being converted from an exploration license into a mining license. Gold has been produced from the Bonikro open pit mine and through the Bonikro carbon-in-leach plant since 2008.

Allied Gold has informed the Company that they have been producing from the Akissi-So, Chapelle and Chapelle West extension pits.
The following is a summary of the material terms of the Bonikro Gold Stream:
•initially, delivery of 6% of refined gold in respect of each lot, until both (i) 650,000 ounces of refined gold have been outturned following the closing date of the stream agreement; and (ii) 39,000 ounces of refined gold have been delivered;
•thereafter, 3.5% of refined gold in respect of each lot, until both (i) 1,300,000 ounces of refined gold have been outturned; and (ii) 61,750 ounces of refined gold have been delivered;
•thereafter, 2% of refined gold in respect of each lot; and
•subject to an ongoing payment at the lesser of $400 per ounce and the gold market price on the business day immediately preceding the date of delivery.

The Bonikro Gold Stream is secured by first ranking security over all present and after acquired property of the seller and the guarantors party under the Bonikro Gold Stream agreement dated October 7, 2019.

Deliveries under the Bonikro Gold Stream were settled on a net cash basis as opposed to physical settlement until the beginning of June 2020. Since then, the Company has been receiving physical delivery of gold.

Q1 2021     Management’s Discussion & Analysis
Mercedes Gold and Silver Stream – Equinox Gold Corp.
On April 7, 2021, Equinox and Premier Gold completed the friendly acquisition of Premier Gold by Equinox and the spin out of the South Arturo Mine to i-80 Gold Corp, pursuant to a statutory plan of arrangement pursuant to Section 182 of the Business Corporations Act (Ontario). Concurrently with the acquisition of Premier Gold, the Company amended its Mercedes and South Arturo Silver Stream. The Company entered into a second amended and restated purchase and sale agreement (gold and silver) with certain subsidiaries of Equinox in respect of the Mercedes Mine (the “Mercedes Gold and Silver Stream”) and a new purchase and sale agreement (silver) with i-80 Gold in respect of the South Arturo Mine2 (the “South Arturo Silver Stream”).

The Mercedes Gold and Silver Stream is a gold and silver stream interest on the Mercedes Mine located in Mexico. The Mercedes Mine is wholly-owned and operated by Equinox and is currently in production.
Earlier in 2021, Premier Gold announced that there is expansion potential to increase production to 80,000 to 90,000 ounces of gold annually at the Mercedes Mine. Equinox has become the owner and operator of the Mercedes Mine since April 2021. Equinox operates seven mines globally, is very well capitalized and is led by a reputable management team with the ability to drive further productivity increases at the mine site.
Following the pandemic-related suspension of the Mercedes Mine operations, the mine's previous owner, Premier Gold, announced that ore production and processing resumed in July 2020. A new simplified operating plan with a more focused mining and development strategy has enhanced productivity, reduced costs, thus ensuring the mine’s ability to reliably deliver free cash flow. This optimized plan has consolidated production to one mine portal from five and reduced the mining rate to a target of 1,200 tonnes per day from 2,000 tonnes. Premier Gold now operates the processing plant on a campaign basis in alignment with the plan and crew rotations. The success of future exploration and delineation drill programs is expected to allow the production rate to eventually return to the plant’s nameplate capacity. (For further information, refer to Premier Gold’s press release dated July 21, 2020.)
Starting April 7, 2021, the new Mercedes Gold and Silver Stream Agreement provides for, in addition to silver deliveries described in the Company's audited consolidated financial statements, fixed quarterly gold deliveries of 1,000 ounces of refined gold from the Mercedes Mine (subject to upward and downward adjustments in certain circumstances), plus an additional 6.5% of such adjusted amount payable in refined gold. Fixed quarterly gold deliveries shall terminate once an aggregate of 9,000 ounces of gold have been delivered (not including any refined gold received pursuant to the additional 6.5% of the adjusted amount). If the quarterly average gold price is greater than $1,650 per ounce in any quarter, then the aggregate gold quantity deliverable in the next quarter is reduced by 100 ounces of refined gold, and if the quarterly average gold price is less than $1,350 per ounce, then the aggregate gold quantity deliverable is increased by 100 ounces of refined gold. Concurrently with the Company entering into the Mercedes Gold and Silver Stream Agreement, the gold prepay loan was terminated.
Similarly to the previous stream agreement, the Mercedes Gold and Silver Stream Agreement will continue to provide for a 100% silver stream on the Mercedes Mine until 3.75 million ounces (2.73 million ounces as of March 31, 2021) of silver have been delivered to the Company, as well as minimum annual deliveries of 300,000 ounces of silver until 2.1 million ounces (1.5 million ounces as of March 31, 2021) of silver have been delivered to the Company.
Similarly to the previous stream agreement, the Mercedes Gold and Silver Stream Agreement will continue to provide for a 100% silver stream on the Mercedes Mine until 3.75 million ounces (2.73
2 Please refer to section “South Arturo Silver Stream – i-80 Gold Corp.” of this MD&A.

Q1 2021     Management’s Discussion & Analysis
million ounces as of March 31, 2021) of silver have been delivered to the Company, as well as minimum annual deliveries of 300,000 ounces of silver until 2.1 million ounces (1.5 million ounces as of March 31, 2021) of silver have been delivered to the Company.

The following is a summary of the material terms of the Mercedes Gold and Silver Stream:
•delivery of (i) 100% on the silver production from the Mercedes Mine, until a total of 3.75 million ounces of refined silver have been delivered; and (ii) after a total of 3.75 million ounces of refined silver have been delivered, the delivery will be reduced to 30%;
•fixed quarterly gold deliveries of 1,000 ounces of refined gold from the Mercedes Mine (subject to upward and downward adjustments described above), plus an additional 6.5% of such adjusted amount payable in refined gold;
•minimum annual delivery of 300,000 ounces of refined silver until the cumulative delivery of 2.1 million ounces; and
•subject to an ongoing cash purchase price equal to 20% of the prevailing silver market price for the deliveries of silver and no cash purchase price for the deliveries of gold.
South Arturo Silver Stream – i-80 Gold Corp.
The Company and i-80 Gold entered into a new South Arturo Silver Stream Agreement that provides for deliveries from i-80 Gold to the Company of 100% of the ounces of refined silver in attributable production from the existing mineralized areas at the South Arturo Mine (40% ownership by i-80 Gold) and 50% of ounces of refined silver in attributable production from the exploration area. The South Arturo Mine is 60% owned by Nevada Gold Mines LLC ("NGM"), a joint venture between Barrick Gold Corporation and Newmont Corporation, and 40% by i-80 Gold. The terms of the South Arturo Silver Stream are similar to the previous stream agreement.
Regarding the South Arturo Mine operations, NGM had another exceptional year with production exceeding budget by over 30%. The strong performance was driven by higher production rates that averaged 694 tonnes per day processed. On January 19, 2021, i-80 Gold's predecessor, Premier Gold, published a preliminary feasibility study on South Arturo which outlined an 8-year mine life and was based on a mineral resource estimate as at December 1, 2020 which included Nomad attributable reserves of 1.9 million ounces of silver (3.8Mt at 15.23g/t), measured and indicated resources of 4.0 million ounces of silver (20.0Mt at 6.19g/t) and an inferred mineral resource of 1.8 million ounces of silver (10.1Mt at 5.47g/t). In 2020, drill programs were completed at El Nino, with initial results suggesting the potential to expand underground resources and extend the mine life. A new mineral resource estimate will be completed in 2021 following receipt of all 2020 drilling results.
The following is a summary of the material terms of the South Arturo Silver Stream:
•delivery of (i) 100% on the attributable silver production from the existing mineralized areas and (ii) 50% on the attributable silver production from the exploration area at the South Arturo Mine attributable to i-80 Gold (40% attribution); and
•subject to an ongoing cash purchase price equal to 20% of the prevailing silver market price.

Q1 2021     Management’s Discussion & Analysis
Woodlawn Silver Stream – Heron Resources Limited
The Woodlawn Silver Stream is a silver stream on the Woodlawn Mine located in Australia. The Woodlawn Mine is operated by Heron Resources and has been put into care and maintenance due to COVID-19 and other factors from the commissioning stage. The mine was historically mined via open pit and underground mining between 1978 and 1998 and primarily produced zinc, lead and copper concentrates. The operations at the Woodlawn Mine were suspended and the project has been put into care and maintenance (“C&M”) as of March 24, 2020, in response to a number of factors, including the COVID-19 pandemic, its impact on global demand for commodities, the price of zinc and the extraordinary travel restrictions imposed by the Australian federal and state governments.
As a result of the suspension of the operations at the Woodlawn Mine, Heron Resources sought, and received, waivers from its senior creditors, including from the Company, of certain covenants in respect of its principal credit agreement. On August 14, 2020, Heron Resources announced the commencement of a strategic process in relation to its Woodlawn Mine and the appointment of Azure Capital as financial advisor in connection with such strategic process. Azure Capital will have a broad mandate to explore various options for the Woodlawn Mine including refinancing, joint ventures, and partial or complete divestment. In support of this process, Heron Resources has received a further twelve-month extension of the senior facility waivers, including from the Company under the Woodlawn Silver Stream Agreement, until August 13, 2021. The Woodlawn Mine will remain on C&M until such time as the strategic process terminates or as otherwise agreed between Heron Resources and its stakeholders, including the Company.
The following is a summary of the material terms of the Woodlawn Silver Stream Agreement:
•The stream amount on payable silver is as follows:
•80% of the number of ounces of payable silver contained in the product until 2,150,000 ounces of refined silver have been sold and delivered;
•thereafter, 40% of the number of ounces of payable silver contained in the product until 3,400,000 ounces of refined silver have been sold and delivered;
•thereafter, 25% of payable silver for the remaining life of mine after; and
•subject to an ongoing payment of 20% of the prevailing silver market price for each ounce of silver acquired.
•The stream amount on payable zinc is as follows:
•Silver stream based on payable zinc where the amount of zinc is converted to silver at a rate of 170.2 ounces of silver per metric tonne of zinc;
•zinc stream rate of 0.30% until 140 tonnes of payable zinc have been delivered, thereafter, 1.15% until 910 tonnes of payable zinc delivered (in the aggregate), thereafter, 2.25% until 4,200 tonnes of payable zinc have been delivered (in the aggregate), and thereafter, 0.75% of payable zinc for the remaining life of the mine; and
•subject to an ongoing payment of 20% of prevailing silver market price.
The Woodlawn Silver Stream is secured by, among other things, a security interest in all of the present and after acquired property of Tarago Operations Pty Ltd (the seller under the Woodlawn Silver Stream

Q1 2021     Management’s Discussion & Analysis
agreement dated June 29, 2017, as amended on October 4, 2019) and its subsidiaries, subject to certain permitted encumbrances and an intercreditor agreement. On January 28, 2021, Heron Resources announced that the Woodlawn Mine site remains on C&M, with current activities focused on preserving mining and processing infrastructure for future re-start, along with environmental management of the site. During the first quarter of 2021, Heron engaged in negotiations with potential counterparties. These negotiations are commercial in confidence and are ongoing. Heron will provide further updates as the strategic process continues.
A number of technical investigations and engineering programs continued or were completed during the quarter. These studies and programs were undertaken to identify value-adding opportunities in support of the current strategic process and are aimed at addressing technical issues that were identified during Woodlawn’s operational phase. Upgraded flotation reagent system design work was completed and flotation froth pumping design and flow sheet development were largely completed with the remaining work to be finalized next quarter. The Woodlawn Mine site remains on Care & Maintenance following the suspension of operations on March 24, 2020, with activities focused on preserving mining and processing infrastructure for future re-start, along with environmental management of the site.

The Lead Marketing Fee Agreement
The Lead Marketing Fee Agreement consists of a 0.2% fee payable on each tonne of payable lead contained in the project lead concentrates of the Woodlawn Mine until such time as the fees has been paid for and in respect of 100,000 tonnes of payable lead.
Blackwater Gold Royalty – Artemis Gold Inc.
The Blackwater Gold Royalty consists of a 0.21% NSR royalty on all metals and minerals produced from the mineral tenure 515809 which covers a portion of the Blackwater Gold Project. The Blackwater Gold Project is a development project located in central British Columbia, Canada and operated by Artemis Gold Inc. (“Artemis Gold”).
On February 9, 2021, Artemis Gold announced that it had submitted applications to the Government of British Columbia to undertake an early works construction program in respect of its Blackwater Gold Project in British Columbia, Canada. The construction program is designed to focus on clearing of key infrastructure areas including haul roads, the stage 1 tailing storage facility and camp areas. In addition, construction of the mine access road and plant-site bulk earthworks will be fast-tracked to facilitate early mobilization of the Engineering, Procurement and Construction contractor to site upon receipt of major works permits. The permitting process in respect of the construction program is expected to take several months with approvals anticipated in the second quarter of 2021.
On March 29, 2021, Artemis Gold executed a binding memorandum of understanding with Ausenco Engineering Canada Inc. providing for a guaranteed maximum price (“GMP”) for a fixed-price Engineering, Procurement and Construction (“EPC”) contract to construct a 5.5 million tonne per annum processing facility and associated infrastructure for the Blackwater Gold project in Central British Columbia. On April 9, 2021, Artemis Gold executed a credit approved mandate letter and term sheet from Macquarie Bank Limited (“Macquarie”) and National Bank of Canada (“National Bank”) to arrange a CA$360 million Project Loan Facility (“PLF”), to fund a significant component of the estimated construction costs of the Blackwater Gold Project. Subject to final credit approval and final due diligence, Macquarie and National Bank would agree to each underwrite 50% of the PLF. In support of its Definitive Feasibility Study (“DFS”) and in preparation for commencement of construction for the Blackwater Gold Project, Artemis Gold has been conducting the following activities: ore grade control

Q1 2021     Management’s Discussion & Analysis
drilling to refine the detailed grade schedule and mine plan for the first year of production, metallurgical test work, geotechnical drilling as part of site preparation work, and a British Columbia Hydro study. The work program in the first six months of 2021 is on track to culminate with the completion of the DFS on the Blackwater Gold Project by mid 2021.
On May 4, 2021, Artemis Gold provided interim results of grade control drilling of high-grade near surface mineralization. The primary objectives of the grade control drilling program were to optimize the grade selectivity and mine schedule for managing the ore tonnes and grade to be processed in the first year of operations; more accurately delineate ore and waste boundaries to mitigate dilution; optimize drill and blast designs; and provide a larger sample size to reduce grade variability. A further update on the grade control drilling results and conclusions will be provided later in second quarter of 2021 once all final assay results have been completed and interpreted by Artemis Gold.
Gualcamayo Gold Royalty and DCP Commercial Production Payment – Mineros S.A
The Gualcamayo Gold Royalty consists of an NSR royalty on the Gualcamayo Mine which is located in the Province of San Juan, Argentina and is currently operated by Mineros S.A. (“Mineros”). The oxides component of the Gualcamayo Mine is in production and has produced 2.01 million ounces of gold from both open pit and underground operations between the commencing of commercial production in 2009 and 2019, according to a NI 43-101 technical report entitled “Technical Report on the Gualcamayo Property, San Juan and La Rioja Provinces, Argentina” dated August 15, 2020 with an effective date of July 10, 2020, prepared for Mineros. The deep carbonate project (“DCP”) component of the mine consists of a mineral resource located mainly to the west at the depth of the current mining operations and is at the pre-feasibility study stage of development.
Mineros has informed the Company that it is investing $8 million annually in near-mine exploration and infill drilling to increase mine life. Only 20% of the 20,000-hectare land package has been explored.
The details of the Gualcamayo Gold Royalty, including the DCP commercial production payment, are as follows:
•2% NSR royalty based on the production from the oxides, excluding the first 396,000 ounces of gold contained in product produced from the non-DCP component of the mine; the maximum aggregate amount payable under the Gualcamayo Gold Royalty is capped at $50 million;
•1.5% NSR royalty on production from the DCP in perpetuity; and
•DCP commercial production payment of $30 million upon commencement of the DCP commercial production whereby the Company is entitled to be paid by Mineros Chile S.A. the DCP commercial production payment within five business days of commencement of the DCP commercial production. The Gualcamayo DCP component of the mine has not declared commercial production as at December 31, 2020.

Q1 2021     Management’s Discussion & Analysis
Moss Gold Royalty – Northern Vertex Mining Corp.
The Moss Gold Mine is located in Arizona, U.S.A., and has been producing since 2018 by the operator Northern Vertex Mining Corp (“Northern Vertex”).
The Moss Gold Royalty consists of a 0.5% to 3% NSR royalty on all metals and minerals produced from specific claims within the Moss Gold Mine as follows:
•a 1.0% NSR royalty on certain patented lode claims with no other royalty within the Moss Gold Mine;
•a 0.5% overriding NSR royalty on all production within the Moss Gold Mine derived from certain patented load claims with other royalty interests; and
•a 3% NSR royalty on any and all production derived from 63 unpatented lode claims within the Moss Gold Mine and on public lands within one mile of Moss Gold Mine’s outside perimeter of the present claim boundary.
Northern Vertex is conducting an aggressive exploration program with 3 drill rigs onsite to expand the resource with the aim at extending the mine life and testing district scale targets. Recent results intersected high grade at the Ruth Vein target, widespread mineralization within the Gold Bridge and West Extension targets located 1.5 kilometres west of the pit, and similar Moss pit mineralization at the West target. Phase II drilling program was initiated in November 2020 and extended to February 2021, Phase II will focus on the high-grade Ruth Vein target, resource infill at Gold Bridge and target new discoveries within extensive stockwork gold and silver mineralization both on strike and at depth at the Moss Mine. The combined Phase I and II drilling programs will total 32,000 metres. In addition to the multi-phased exploration program, Northern Vertex continued to successfully implement a number of new initiatives to further optimize operations and reduce costs at the Moss Mine.
The Moss Mine is currently the largest pure gold and silver mine in Arizona, with large scale exploration potential. Northern Vertex has indicated that during the first half of 2021 the exploration plan includes infill drilling, property-wide exploration, and drill target definition for resource expansion. For the second half of 2021, the exploration focus will be on resource expansion drilling, regional geophysics, and a priority regional target drilling campaign.
On April 19, 2021, Northern Vertex announced production of 9,912 gold equivalent ounces for the quarter ended March 31, 2021 from the Moss Mine. Production from the West Pit continued to improve as Northern Vertex have now developed large production benches, which allows for maximum mining efficiency. The initial stripping to expose the Moss Vein in the West pit is largely complete. Although forecast grades and production will be lower in 2021 versus 2020, the current infill drilling program has identified numerous areas where additional drilling could improve the resource model and ultimately the mine. Northern Vertex is very excited about their evolving knowledge of the mineralization of the Moss Mine and believe that there are substantial opportunities to improve and expand the operation.

Q1 2021     Management’s Discussion & Analysis
Premier Gold Prepay Loan – Premier Gold Mines Limited (Terminated in April 2021)
The gold prepay loan investment is a senior-secured loan whereby an initial cash advance of $42.2 million was provided to Premier Gold in September 2016 (“Premier Gold Prepay Loan”). Pursuant to the Premier Gold Prepay Loan, Premier Gold was required to deliver at least 2,450 ounces of refined gold in each quarter of a calendar year until June 30, 2020. The Premier Gold Prepay Loan also bears interest at 6.5% payable quarterly in cash.
On March 4, 2020, an incremental term facility in the principal amount of $15.5 million to supplement the $42.2 million original term facility was made available to Premier Gold pursuant to the gold prepay credit agreement, which was amended and restated pursuant to a first amended and restated gold prepay agreement dated January 31, 2019.
As per the amended and restated gold prepay agreement, Premier Gold was required to continue delivering 2,450 ounces of refined gold until June 30, 2020 and is required to deliver 1,000 ounces of refined gold thereafter (subject to upward and downward adjustments in certain circumstances), until an aggregate of 16,900 ounces of refined gold have been delivered (as at June 30, 2020). As per the adjustments to the quarterly gold quantity and aggregate gold quantity provisions of the agreement ("Threshold Gold Price Clause"), if the quarterly average gold price is greater than $1,650 per ounce, then the aggregate gold quantity deliverable is reduced by 100 ounces of refined gold, effective as of the first day of the next quarter (and if the quarterly average gold price is less than $1,350 per ounce, then the aggregate gold quantity deliverable is increased by 100 ounces of refined gold). As at March 31, 2021, an aggregate of 9,000 ounces of refined gold remained to be delivered under the gold prepay agreement before adjustment to Threshold Gold Price Clause.
The maturity date of the Premier Gold Prepay Loan was extended to June 30, 2023 pursuant to the second amendment and restatement of the agreement.
On April 7, 2021, in connection with the closing of the acquisition of Premier Gold by Equinox, the Company amended its Mercedes and South Arturo silver stream as described in sections “Mercedes Gold and Silver Stream – Equinox Gold Corp.” and “South Arturo Silver Stream – i-80 Gold Corp.”above. Concurrently with the completion of the amendments, the Gold Prepay Agreement was terminated.
RDM Gold Royalty – Equinox Gold Corp.
The RDM Gold Royalty is an NSR royalty on the RDM Gold Mine, which is located in the northern part of Minas Gerais, Brazil. The RDM Gold Mine is operated by Mineração Riacho dos Machados, a wholly-owned Brazilian subsidiary of Equinox Gold Corp. (the company resulting from the combination of Equinox Gold Corp. and Leagold Mining Corporation pursuant to an arrangement that became effective on March 10, 2020) and is currently in production. On February 9, 2021, Equinox announced an investment of $35 million in growth capital relating entirely to capitalized stripping for a pushback of the open-pit, providing lower strip access to the ore body in future years. As per Equinox disclosure, the RDM Gold Mine production for 2021 is estimated at 55,000 to 60,000 ounces of gold with cash costs of $1,000 to $1,050 per ounce and all-in sustaining costs ("AISC") of $1,175 to $1,225 per ounce. AISC at the RDM Gold Mine in 2021 includes $10 million of sustaining capital of which $6 million relates to increasing capacity of the tailings storage facility, with $2 million for equipment and $2 million for buildings and infrastructure.

Q1 2021     Management’s Discussion & Analysis
The details of the RDM Gold Royalty are as follows:
•1% NSR royalty on the revenue related to the sale of gold;
•2% NSR royalty on the revenue related to sale of mineral products which originates in any other minerals (base metals); and
•payable on a semi-annual basis in February and August of each year.

Robertson Gold Royalty — Barrick Cortez Inc.
The Robertson Gold Royalty consists of a 1.00% to 2.25% sliding scale NSR royalty on the Robertson property and is determined based on the observed gold price during each quarterly period of production based on the average LBMA Gold Price PM, as follows:

Average gold price during the quarter ($/ounce)	Applicable NSR royalty rate
Up to and including $1,200	1.00%
$1,200.01 to $1,400	1.25%
$1,400.01 to $1,600	1.50%
$1,600.01 to $1,800	1.75%
$1,800.01 to $2,000	2.00%
Over $2,000	2.25%

In the event that the Robertson property is not placed into production by December 31, 2024, then beginning on January 1, 2025, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2034, Barrick Cortez Inc. will make annual advance royalty payments of $0.5 million, which will be non-refundable and fully credited against any future obligations under the Robertson Gold Royalty.
The Robertson property is an advanced exploration project located in Nevada, USA and operated by Barrick Cortez Inc., a wholly-owned subsidiary of Barrick Gold Corporation (“Barrick”). On November 20, 2020, Barrick announced during their investor day presentation that the Robertson property was now included within the five-year plan at Cortez, with first production expected in 2025. As per current guidance, Cortez is forecasted to produce 750,000 to 850,000 ounces annually from 2021 to 2025. Additionally, on the exploration front, Barrick will be conducting drilling programs at the Robertson property and initiate earlier stage generative exploration work on the Pipeline-Robertson corridor.
On February 18, 2021, following a strategic review by executive teams from Barrick and NGM, significant geological prospectivity of the NGM properties was confirmed and Barrick outlined its key development projects. Barrick mentioned that agile management and exploration and orebody knowledge was implanted at NGM and was already delivering results. The area between Pipeline and Robertson in the Cortez complex was mentioned as an area with exciting opportunities for major new discoveries.
On May 5, 2021, Barrick mentioned that, at Robertson, they were converting improved geological knowledge of the area into growth opportunities. Step-out drilling, 300 meters beyond the existing resource blocks suggest there is considerable near surface upside that could lead to additional discoveries and validate the potential of this area. Barrick are also looking at Pipeline, an old tier 1 asset,

Q1 2021     Management’s Discussion & Analysis
immediately adjacent to Robertson which could provide a significant addition to Cortez life of mine. At Robertson, on the western side of the district, drilling results were received from the Distal target, to the west of current resources, testing a structure which is potentially analogous to the controls of mineralization at the Gold Pan/39A zone. These results yielded multiple significant intercepts confirming the nature of the hypothesized mineralization control and an up-dip extension to surface. Follow-up drilling commencing in the second quarter of 2021 will target the extent of the mineralization up-dip and to the north. Metallurgical test work for processing at the Pipeline oxide mill and the heap leach is in progress. Continuing on the western side of the district, sectional interpretation is ongoing between the Carlin-type Pipeline and Crossroads deposits, as well as intrusive related mineralization at Robertson five kilometers to the north. Surface mapping and sampling has identified a favorable structural setting between the Pipeline/Crossroads and Robertson deposits with folds and thrust faulting, as well as high angle faults carrying anomalous gold indicative of leakage from a target at depth. The area has no historic deep drilling and will be tested by framework drilling in the second quarter of 2021.
Suruca Gold Royalty – Lundin Mining Corporation
The Suruca Gold Royalty is a 2% NSR royalty on the Suruca gold deposit upon which the Suruca project is being developed. The Suruca project is located in Goias State, Brazil approximately 320 kilometres north of the state capital of Goiania and 270 kilometres northwest of the national capital of Brasilia. The Suruca project is a gold-bearing development project operated by Mineração Maracá Indústria e Comércio S.A., the owner of the Chapada Copper-Gold Mine and a subsidiary of Lundin Mining Corporation. The Suruca project is located approximately seven kilometres north-east from the Chapada Copper-Gold Mine. The Suruca project is not yet in production.
In 2017, the Suruca SW mineralization was discovered exhibiting similar geological features to the Chapada deposit. Lundin Mining stated that during 2020, the objective was to delineate the copper-gold mineralization to the south west of Suruca. At year end 2020, 1,051 holes have been drilled for an aggregate total of 87,211 m at Suruca. During 2020, drilling was carried out in the copper-gold Suruca SW portion, where 2,047 m were drilled in 14 holes, notably hole SU_1085 reported 27.4 metres at 0.25% Cu; 0.19 g/t Au from 35 metres, which included 9.6 metres @ 0.32% Cu; 0.24 g/t Au from 38 metres. Separate metallurgical test work programs were initiated for the oxide and sulfide samples. Kappes, Cassiday & Associates updated and completed test work program which confirmed the amenability of Suruca ore to cyanide leaching and recommended further compaction test work.
Troilus Gold Royalty – Troilus Gold Corp.
The Troilus Gold Royalty consists of a 1% NSR royalty on all metals and minerals produced from 81 mining claims and one surveyed mining lease comprising the Troilus Gold Project. The Troilus Gold Project is an advanced gold exploration project located within the Frotêt-Evans Greenstone Belt in Québec, Canada and operated by Troilus Gold Corp. (“Troilus”). From 1996 to 2010, Inmet Mining Corporation operated the Troilus project as an open pit mine, producing more than 2,000,000 ounces of gold and nearly 70,000 tonnes of copper as disclosed in the Preliminary Economic Assessment of the Troilus Gold Project dated October 14, 2020 with an effective date of August 2020 (see Troilus' press release dated January 21, 2021) (“PEA”).
In early 2021, Troilus reported positive results on the Southwest zone, including a 200-metre step-out hole which intersected high-grade gold-bearing mineralization between 50 metres and 450 metres from surface, and located outside of the NI 43-101 mineral resource envelope and the open pit proposed in the PEA. On March 16, 2021, Troilus reported additional assay results from the Southwest zone, expanding the mineralized strike length by a further +25%. On April 8, 2021, Troilus reported assay

Q1 2021     Management’s Discussion & Analysis
results for additional five drill holes from the Southwest Zone further expanding the gold zone by 40% to 1.5 kilometres. These results follow the winter 2021 drilling program, where Troilus implemented a 7,000 metres per month drilling program with the objective of expanding the mineral resource estimate at the Southwest Zone, definition drilling in the Z87 and J Zone and geotechnical drilling in support of the Pre-Feasibility Study. A Pre-Feasibility Study is expected to be published in the second half of 2021 and an Environmental Impact Study targeted for early 2022 for the Troilus Gold Project.
Qualified Persons
The technical and scientific information contained in this MD&A relating to properties and operations on the properties on which the Company holds royalty, stream or other interests has been reviewed and approved in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) by Vincent Cardin-Tremblay, P. Geo., Vice President, Geology of Nomad, a “qualified person” as defined in NI 43-101.
Basis of Presentation of the Consolidated Financial Statements
The condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the IASB. Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS as issued by the IASB have been condensed or omitted and the condensed consolidated interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2020.
The condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries. The condensed consolidated interim financial statements also include the condensed combined carve-out interim financial statements of the Orion Fund II Portfolio for all periods prior to the completion of the RTO Transaction on May 27, 2020. For dates and periods before the closing of the RTO Transaction, as Orion Fund II Portfolio was deemed to be the acquirer of Nomad, the Financial Statements are based on the combined carve-out financial statements of Orion Fund II Portfolio representing the activities, assets and liabilities of the Orion Fund II Portfolio on a “carve-out” basis, rather than representing the legal structure. For all periods before the closing of the RTO Transaction presented in the Financial Statements, the economic activities related to the Orion Fund II Portfolio are combined as they were under common control.
The accounting policies applied in the preparation of the condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company's audited consolidated financial statements for the year ended December 31, 2020.

Q1 2021     Management’s Discussion & Analysis
Selected Financial Information
The following tables present selected financial information. All amounts are expressed in thousands of U.S. dollars, except gold equivalent ounces earned and sold, per ounce amounts and per share amounts.

	Three months ended March 31,
	2021	2020
	$	$
Operational measures:
Gold equivalent ounces earned(¹)	5,575	2,920
Gold equivalent ounces sold(¹)	5,575	3,817

Statement of comprehensive income:
Revenue	9,652	6,376
Gross profit	2,876	742
Operating income (loss)	(279)	1,056
Net income (loss)	(258)	1,056
Net income (loss) per share (basic and diluted)	0.00	0.00

Non-IFRS measures:
Cash operating margin(1)	7,868	5,938
Total cash costs(1)	1,784	438
Adjusted net income(1)	1,881	4,075
Adjusted net income per share (basic and diluted)(1)	0.00	0.01

Cash flows:
Operating cash flows	6,320	5,564
Investing cash flows	(1,192)	(15,500)
Financing cash flows	(2,313)	14,628

	As at March 31, 2021	As at December 31, 2020
	$	$
Consolidated balance sheets:
Cash	25,332	22,517
Total assets	287,645	290,028
Working capital(²)	29,775	27,418

(1) This measure is a non-IFRS measure. Please refer to section Non-IFRS and Other Measures of this MD&A.
(2) Working capital is defined as current assets less current liabilities.

Q1 2021     Management’s Discussion & Analysis
Review of Performance for the three months ended March 31, 2021
For the three months ended March 31, 2021, revenue was $9.7 million compared with $6.4 million for the corresponding period in 2020. The increase of $3.3 million is primarily due to an increase of 7% in gold prices and an increase of 46% of gold equivalent ounces sold(3), mainly attributable to the revenue generated by the Bonikro Gold Stream, the RDM Gold Royalty and the Moss Gold Royalty (acquired in 2020) and the increase in deliveries from the Mercedes and South Arturo Silver Stream (see details below).
For the three months ended March 31, 2021, net loss and cash flows provided from operating activities were $0.3 million and $6.3 million, respectively, compared with net income of $1.1 million and $5.6 million, respectively, for the corresponding period in 2020. The variations are primarily due to the following factors:
•An increase in revenue of $3.3 million (as described above) and a decrease in purchased cost of gold and silver of $1.1 million related to the decrease in ounces received from the Premier Gold Prepay Loan (in line with the amended and restated gold prepay agreement as described in the section Assets under Premier Gold Prepay Loan – Premier Gold Mines Limited), partially offset by an increase in depletion expenses of $2.2 million, mainly related to the acquired stream and royalty interests in 2020 and the increase in deliveries from the Mercedes and South Arturo Silver Stream.
•A $0.4 million decrease in the fair value of the liability for the conversion option of the deferred payment to Yamana Gold Inc. due to the decrease in the Company’s share price since December 31, 2020.
Offset by:
•Share-based compensation of $0.7 million related mainly to expensing over the vesting period of share options, restricted share units and deferred share units issued to employees, officers and directors as part of the annual long-term incentive plan since the closing of the RTO Transaction.
•General and administrative expenses higher by $0.8 million related to increase in the Company's activities since the RTO Transaction.
•A $2.0 million decrease in the fair value of the gold prepay loan due to the decrease in gold price during the first three quarters of 2021 compared to an increase for the corresponding period in 2020.
•Finance costs of $0.4 million related to the effective interest rate of the deferred payment to Yamana Gold Inc., standby fees and amortization of fees incurred in connection with the revolving credit facility closed in August 2020.

3 Gold equivalent ounces sold is a non-IFRS measure. Please refer to section Non-IFRS measures of this MD&A.

Q1 2021     Management’s Discussion & Analysis
The following tables summarize the gold equivalent ounces earned and sold, the revenue and cash flows from operating activities for the producing royalty and stream interests for the three months ended March 31, 2021 and 2020:

	For the three months ended March 31, 2021
	Gold equivalent ounces earned(¹)	Gold equivalent ounces sold(¹)	Revenues (in $000s)	Cash operating margin(1) (in $000s)
Premier Gold Prepay Loan	900	900	1,518	1,518
Bonikro Gold Stream	1,940	1,940	3,457	2,681
Mercedes and South Arturo Silver Stream	2,544	2,544	4,336	3,337
Blyvoor Gold Stream	16	16	27	18
RDM Gold Royalty	98	98	176	176
Moss Gold Royalty	77	77	138	138
Total	5,575	5,575	9,652	7,868

	For the three months ended March 31, 2020
	Gold equivalent ounces earned(¹)	Gold equivalent ounces sold(¹)	Revenues (in $000s)	Cash operating margin(1) (in $000s)
Premier Gold Prepay Loan	2,450	2,450	3,962	3,962
Mercedes and South Arturo Silver Stream	253	1,150	2,058	1,691
Woodlawn Silver Stream	217	217	356	285
Total	2,920	3,817	6,376	5,938

(1) Gold equivalent ounces earned, gold equivalent ounces sold and cash operating margin are non-IFRS measures. Please refer to section Non-IFRS and Other Measures of this MD&A.
Review of Balance Sheet
Assets
Total assets were $287.6 million as at March 31, 2021 compared to $290.0 million as at December 31, 2020. The non-current assets are comprised of the non-current portion of the gold prepay loan, royalty, stream and other interests and deferred tax assets. The decrease of non-current assets of $3.9 million is mainly due to the decrease in the fair value of the gold prepay loan and the depletion of the producing stream and royalty interests. Current assets primarily comprise cash, amounts receivable, the current portion of the gold prepay loan and other current assets. The increase in current assets of $1.5 million relates mainly to the increase in the sales of gold and silver, offset by the decrease in the fair value of the gold prepay loan.
Liabilities
Total liabilities as at March 31, 2021 primarily comprise an amount of $11.8 million related to the Deferred Payment payable to Yamana Gold Inc. and the related conversion option measured at fair value.

Q1 2021     Management’s Discussion & Analysis
Equity
Shareholders’ total equity decreased by $1.3 million as at March 31, 2021 compared to December 31, 2020, reflecting the net loss for the three months ended March 31, 2021 and the dividends declared on February 19, 2021.
Quarterly Information
Selected quarterly financial and statistical information for the most recent eight quarters is set out below (in thousands of dollars, except for amounts per share):

	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019
Cash	25,332	22,517	15,028	12,239	4,692	—	—	—
Total assets	287,645	290,028	244,871	224,716	91,563	76,255	79,081	61,736
Total revenue	9,652	6,784	7,568	6,038	6,376	4,613	4,276	4,290
Cost of purchased cost of gold and silver	3,306	2,632	2,753	4,599	4,380	3,920	3,762	3,620
Net income (loss)	(258)	11,264	526	7,265	1,056	1,461	373	127
Basic and diluted net income (loss) per share	0.00	0.02	0.00	0.02	0.00	0.00	0.00	0.00
Cash flow from operating activities	6,320	4,778	5,243	4,813	5,564	7,614	1,497	2,443
Average gold price	1,794	1,874	1,909	1,711	1,583	1,481	1,472	1,309
GEOs earned(¹)	5,575	3,587	3,769	3,698	2,920	4,066	2,860	3,092
GEOs sold(¹)	5,575	3,587	3,933	3,534	3,817	3,084	2,860	3,092
(1) Gold equivalent ounces sold is a non-IFRS measures. Please refer to section Non-IFRS and Other Measures of this MD&A.
Liquidity and Capital Resources
As of March 31, 2021, the Company had cash of $25.3 million (December 31, 2020 – $22.5 million) and working capital of $29.8 million (December 31, 2020 – $27.4 million).
On August 17, 2020, the Company entered into a credit agreement for a $50 million revolving credit facility (the “Credit Facility”) with an option to increase to $75 million, subject to satisfaction of certain conditions. The Credit Facility is secured by all of the Company’s assets and has an 18-month term, extendable through mutual agreement between Nomad and the lenders. Drawn funds will bear interest at a US base rate or LIBOR (or a successor rate in the event that LIBOR is no longer available) plus applicable margins between 2.25% and 4.25% depending on the Company’s leverage ratio. The Credit Facility is also subject to a standby fee of 0.73125% to 0.95625% depending on the Company's leverage ratio. As at March 31, 2021, no amount was drawn under the Facility.
In connection with the Credit Facility, the Company is subject to certain covenants, including the Company's leverage ratios and certain other non-financial requirements. As at March 31, 2021, the Company is in compliance with all covenants under the Credit Facility. The Company intends to use the Credit Facility for future royalty and stream acquisitions.

Q1 2021     Management’s Discussion & Analysis
The Company’s cash requirements include administration costs, payments related to the contractual obligations and commitments on the producing stream agreements and expected dividend payment. Because of the nature of the Company’s operations, there are limited requirements for capital expenditures and cash flows used in investing activities are mainly for the acquisition of royalties, streams, or other similar interests. Such acquisitions are discretionary, and consideration paid is generally satisfied by cash payments, issuance of shares or other equity instruments. The Company considers the current cash resources, credit facilities and future cash flows to be sufficient to cover the commitments, operating and administrative expenses, and dividend payments.
Cash Flows
Cash flows from operating activities
During the three months ended March 31, 2021, the Company generated operating cash flows of $6.3 million, compared with $5.6 million during the comparable period of 2020. The increases are described in the sections Review of Performance for the three months ended March 31, 2021 above.
Cash flows used in investing activities
During the three months ended March 31, 2021, cash flows used in investing activities amounted to $1.2 million compared to $15.5 million for the comparable period of 2020. Cash flows used in investing activities for the three months ended March 31, 2021 are comprised of the cash considerations paid in connection with the second and last tranche of the purchase price for the Blackwater Gold Royalty and transaction costs paid in the period. Cash flows used in investing activities for the three months ended March 31, 2020 include $15.5 million invested in the gold prepay loan in 2020.
Cash flows from financing activities
For the three months ended March 31, 2021, cash flows used in financing activities amounted to $2.3 million and relate mainly to the quarterly payment of dividends of $2.2 million compared to cash flows provided by financing activities of $14.6 million comprised of net parent investment prior to the RTO Transaction.

Q1 2021     Management’s Discussion & Analysis
Contractual Obligations and Commitments
The following table summarizes the Company’s commitments to pay for gold and silver to which it has the contractual right pursuant to the associated agreements taking into consideration amendments to the Mercedes Gold and Silver Stream and South Arturo Silver Stream as described in the Assets section of this MD&A:

	Attributable Payable Production to be Purchased		Per Ounce Cash Payment		Term of Agreement	Date of contract
Stream interest(¹)	Gold	Silver	Gold	Silver
Blyvoor Gold Stream	10%	—	Lesser of spot price or $572	—	Expires at 10,320,000 oz. delivered	Aug. 2018
Bonikro Gold Stream	6%	—	Lesser of spot price or $400	—	Life of mine	Oct. 2019
Mercedes Gold and Silver Stream	1,000 oz. per quarter	100%	—	20% of spot price	Silver: 40 years from April 7, 2021 Gold: Up to 9,000 oz.	Jan. 2019, Mar. 2020 and April 2021
South Arturo Silver Stream	—	100%	—	20% of spot price	40 years from April 7, 2021	April 2021
Woodlawn Silver Stream	—	80%	—	20% of spot price	10 years after mining activity ceases	June 2017 and Oct. 2019
(¹) Refer to the Assets section of this MD&A for specific delivery terms of each stream agreement.
Share Capital
As at May 10, 2021, the Company had 566,387,457 common shares, 11,593,715 share options and 22,881,734 common share purchase warrants outstanding. The Company also had 1,461,300 restricted share units and 673,800 deferred share units outstanding. Pursuant to the deferred payment payable to Yamana Gold Inc. and based on the CAD $/US$ daily exchange rate published by the Bank of Canada on May 10, 2021, 13,508,037 common shares would be issuable should the conversion option be exercised on such date.
Related Party Transactions
Prior to the RTO Transaction on May 27, 2020 and separation of the Orion Fund II Portfolio as a stand-alone public entity, the Orion Fund II Portfolio was managed and operated in the normal course of business by Orion Mine Finance Management II Limited along with other of its operations and not as a separate business. Please refer to details on the related party transactions prior to RTO Transaction in the Company’s consolidated financial statements for the year ended December 31, 2020.

Q1 2021     Management’s Discussion & Analysis
Non-IFRS and Other Measures
The Company used, throughout this document, certain non-IFRS performance measures, including (i) adjusted net income and adjusted net income per share (ii) cash operating margin and cash operating margin per ounce and (iii) average cash cost and average cash cost per ounce.
These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
In addition to the non-IFRS performance measures described below, the Company's royalty and stream revenues are converted to gold equivalent ounces (“GEOs”) by dividing revenues for a specific period by the average realized gold price per ounce for the gold stream revenues and by dividing revenues by the average gold price for the gold royalty revenues, for the respective period. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period.
Adjusted Net Income and Adjusted Net Income per Share
Adjusted net income and adjusted net income per share are calculated by removing the effects of the non-cash cost of sales related to the gold prepay loan, the non-cash change in fair value of the conversion option for the Deferred Payment to the Yamana Gold Inc. and the non-cash change in fair value of gold prepay loan and the deferred income tax recovery related to stream interests subject to the RTO Transaction. The Company believes that, in addition to measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.
The following table provides a reconciliation of adjusted net income and adjusted net income per share (basic and diluted) (in thousands of dollars, except for amounts per share).

	Three months ended March 31,
	2021	2020
	$	$

Net income	(258)	1,056

Adjustments:
Non-cash cost of sales related to the gold prepay loan	1,522	3,942
Change in fair value of gold prepay loan	1,118	(923)
Change in fair value of conversion option	(394)	—
Deferred Income tax recovery	(107)	—

Adjusted net income	1,881	4,075

Weighted average number of shares – basic and diluted (in thousands)	566,144	327,718

Adjusted net income per share (basic and diluted)	0.00	0.01

Q1 2021     Management’s Discussion & Analysis
Cash Operating Margin and Cash Operating Margin per Ounce
Cash operating margin is calculated by subtracting the average cash cost of gold and silver on a per ounce basis from the average realized selling price of gold and silver on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.
The following table provides a reconciliation of cash operating margin and cash operating margin per ounce (in thousands of dollars, except for amounts per share or per ounce).

	Three months ended March 31,
	2021	2020
	$	$

Cash operating margin per ounce
Total revenue
Gold sold	8,373	3,962
Silver sold	965	2,414
Cash received	314	—
	9,652	6,376

Total gold ounces sold	4,854	2,450
Total silver ounces sold	37,338	127,946

Total gold ounces earned (in kind)	4,854	2,450
Total gold ounces earned (cash)	175	—
Total silver ounces earned	37,338	43,963

Average realized price of gold (per ounce)	1,725	1,617
Average realized price of silver (per ounce)	25.84	18.87

Less:
Average cash cost of gold (per ounce)(1)	327	—
Average cash cost of silver (per ounce)(1)	5.25	3.42

Cash operating margin per ounce of gold sold	1,398	1,617
Cash operating margin per ounce of silver sold	20.59	15.45

Cash operating margin
Total revenue	9,652	6,376
Cash cost of sales(1)	1,784	438

Cash operating margin	7,868	5,938
Cash operating margin (% of total revenue)	82%	93%
(¹) See reconciliation of average cash cost of gold and silver and cash cost of sales below.

Q1 2021     Management’s Discussion & Analysis
Average Cash Cost and Average Cash Cost per Ounce
Average cash cost of gold and silver on a per ounce basis is calculated by dividing the total cost of sales, less depletion and non-cash costs of sales related to the gold prepay loan, by the ounces sold. In addition to measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison with other streaming and royalty companies in the precious metals mining industry who present similar measures of performance.
The following table provides a reconciliation of average cash cost and average cash cost per ounce (in thousands of dollars, except for amounts per share or per ounce).

	Three months ended March 31,
	2021	2020
	$	$

Cost of sales	6,776	5,634
Less: Depletion	(3,470)	(1,254)
Less: Purchased cost of gold ounces received related to the gold prepay loan (non-cash)	(1,522)	(3,942)
Cash cost of sales	1,784	438

Cash cost of sales is comprised of:
Total cash cost of gold sold	1,588	—
Total cash cost of silver sold	196	438
	1,784	438

Total gold ounces sold	4,854	2,450
Total silver ounces sold	37,338	127,946

Average cash cost of gold (per ounce)	327	—
Average cash cost of silver (per ounce)	5.25	3.42
Off-balance Sheet Items
There are no off-balance sheet arrangements.

Q1 2021     Management’s Discussion & Analysis
Risks and Uncertainties
The Company holds royalty, stream and other interests and operates in an industry that is dependent on a number of factors that include environmental, legal, operational/execution, financing and political risks, the discovery of economically recoverable reserves and the ability of third-parties to develop, construct and operate assets and to maintain economically feasible production. The occurrence of any of these risks or any of the risks listed below could adversely affect the operating results and the financial condition of the Company could be seriously harmed and investors may lose a significant proportion of their investment. An investor should carefully consider the risks described in the Company’s most recent Annual Information Form and the other information filed with the Canadian securities regulators and the U.S Securities and Exchange Commission before investing in the Company's securities. If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

Please refer to the section entitled Risk Factors of the Company’s most recent Annual Information Form dated March 30, 2021, which is available under the Company's profile on SEDAR at www.sedar.com for a broader list of risks relating to the Company.
Critical Accounting Estimates and Judgements
Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates. Critical judgements in applying Nomad’s accounting policies are detailed in the Company’s consolidated financial statements for the year ended December 31, 2020.
Financial Instruments
The Company’s financial instruments consist of cash, trade receivables, interest receivable, the gold prepay loan, accounts payable and accrued liabilities and the deferred payment liability (debt host and conversion option). The Company’s gold prepay loan and conversion option of the deferred payment liability are recorded at fair value as detailed in the Company's condensed interim consolidated financial statements for the three months ended March 31, 2021. Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash, trade receivables, interest receivable, accounts payable and accrued liabilities and the deferred payment liability (debt host). The fair values of cash, trade receivables, interest receivable and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The fair value of the deferred payment liability (debt host) approximates its carrying value as there were no significant changes in economic and risks parameters since the issuance of the instruments on May 27, 2020.

Q1 2021     Management’s Discussion & Analysis
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with the securities regulatory authorities are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. Management regularly reviews disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. The Chief Executive Officer and Chief Financial Officer, along with Management, have evaluated and concluded that the Company’s disclosure controls and procedures were appropriately designed as at March 31, 2021.
Management’s Report on Internal Control over Financial Reporting
The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting. The Company’s internal controls over financial reporting ("ICFR") are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Chief Executive Officer and Chief Financial Officer, together with management, have evaluated and concluded that, to the best of their knowledge, there were no significant changes to Company’s ICFR for the three months ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, ICFR.
Limitations of Controls and Procedures
Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the reality judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Q1 2021     Management’s Discussion & Analysis
Subsequent Events to Quarter-end
Amendments to the Mercedes and South Arturo Silver Stream
On April 7, 2021, the Company amended its Mercedes and South Arturo Silver Stream in connection with the closing of the acquisition of Premier Gold by Equinox and the creation of i-80 Gold. Please refer to as amendments to the Mercedes and South Arturo Silver Stream described in the sections “Mercedes Gold and Silver Stream – Equinox Gold Corp.” and “South Arturo Silver Stream – i-80 Gold Corp.” of this MD&A. Concurrently with the completion of the amendments, the Gold Prepay Agreement with Premier Gold was terminated.
Normal course issuer bid
On April 29, 2021, the Company commenced a normal course issuer bid program to purchase, for cancellation, up to 15,550,053 common shares in the capital of the Company in the twelve-month period ending April 28, 2022. The average daily trading volume of the Company's common shares on the TSX for the six calendar months preceding March 31, 2021 is 206,165 common shares. In accordance with the TSX rules and subject to the exception for block purchases, a maximum daily repurchase of 25% of this average may be made, representing 51,541 common shares. The price per common share will be based on the market price of such common shares at the time of purchase in accordance with regulatory requirements.
Dividends
On May 10, 2021, the Board of Directors of the Company declared a quarterly dividend of CAD $0.005 per common share payable on July 15, 2021 to shareholders of record as of the close of business on June 30, 2021.
Cautionary Note Regarding Forward-Looking Information
Certain statements in this MD&A may constitute “forward-looking information” within the meaning of applicable Canadian securities legislation. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this MD&A, such statements use such words as “plans”, “expects”, “is expected”, “estimates”, “continues”, “outlook”, “believes”, “predicts”, “anticipates” or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “should”, “would”, “might”, “will”, “occur” “likely” or “be achieved”. These statements reflect current expectations regarding future events and operating performance and speak only as of the date of this MD&A.
Forward-looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, those described under “COVID-19” and “Risks and Uncertainties” in this MD&A as well as those described under section “Risk Factors” in the Company's annual information form dated March 30, 2021 for its fiscal year ended December 31, 2020, which is available under the Company`s profile on SEDAR at www.sedar.com. Although the forward-looking statements contained in this MD&A are based upon what management believes are reasonable assumptions, management cannot assure readers that actual results will be consistent with these forward-looking statements.

Q1 2021     Management’s Discussion & Analysis
The Company’s actual results could differ materially from those anticipated in these forward-looking statements and information as a result of both known and unknown risks. Readers should not place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they are based might not occur. Readers are cautioned that the foregoing lists of factors are not exhaustive. Each of the forward-looking statements contained in this MD&A is expressly qualified by this cautionary statement.
These forward-looking statements are made as of the date of this MD&A. Subject to applicable securities laws, the Company assumes no obligation to update or revise them to reflect new events or circumstances.